

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2019

James Biehl
Chief Legal Officer
TYME TECHNOLOGIES, INC.
17 State Street 7th Floor
New York, New York 10004

      Re: TYME TECHNOLOGIES, INC.
          Registration Statement on Form S-3
          Filed December 31, 2018
          File No. 333-229104

Dear Mr. Biehl:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Todd Schiffman at 202-551-3491 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Healthcare & Insurance